TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

02 SEP -3 AM 9:10

Tofaş Türk Otomobil Fabrikası A.Ş.
GNL. MÜD. LÜK : BÜYÜKDERE CADDDESİ NO. 145
80300 ZİNCİRLİKUYU / İSTANBUL
✉ : P.K. 115 80622 LEVENT / İSTANBUL
TELEFON : (212) 275 33 90 (PBX) - 275 29 60 (PBX)
FAX : (212) 275 39 88 - 275 03 57
INTERNET : http//www.tofas.com.tr/
VERGİ DAİRESİ : ÇEKİRGE 846 000 0422

FABRİKA : YALOVA YOLU 10. Km
(16369) BURSA
✉ : P.K. 60 16369 BURSA
TELEFON : (224) 261 03 50 (PBX)
FAX : (224) 255 09 47
Tic. Sic. No : 100324 / 46239

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

File No. 82-3699

28.08.2002

Re: Information Furnished Pursuant to
<u>Rule 12g3-2(b)(1)(iii)</u>

SUPPL

Ladies and Gentlemen:

In connection with the exemption granted to Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company") from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b)under the Exchange Act (the "Rule"), File No. 82-3699, the Company encloses herewith one copy of the "Interim Financial Statements as of June 30, 2002 and 2001 together with Limited Review Report", furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

02049769

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

PROCESSED
SEP 11 2002
THOMSON
FINANCIAL

Koç

FIAT

TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ

INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2002 AND 2001

TOGETHER WITH LIMITED REVIEW REPORT

AS OF AND FOR THE SIX MONTH PERIOD ENDED

JUNE 30, 2002

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish -- See Note 34 to the Balance Sheets)

ANDERSEN

A. A. Aktif Analiz S.M.M.M. A.Ş.

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish – See Note 34 to the Balance Sheets)

TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ LIMITED REVIEW REPORT AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002

1. We have reviewed the balance sheet of Tofaş Türk Otomobil Fabrikası Anonim Şirketi (the Company) as of June 30, 2002 and related statement of income for the six-month period then ended in accordance with the generally accepted principles and rules in Turkey, issued by the Capital Market Board (CMB) for limited reviews.

2. The scope of our review on interim financial statements is limited as compared to the examination of annual financial statements that are made in accordance with the generally accepted auditing principles, bases and standards. Our reviews are based on applying analytical procedures, data gathering and various auditing techniques required by the principles and rules for limited review, which aim to provide an understanding of the system of preparation of interim financial statements. Therefore, our limited review report should be considered on different grounds than the annual independent auditors' report.

3. As explained in Note 11(b), between the years 1996 and 2000 and in the first half of the year 2001 the costs of inventories were determined on the basis of last-in-first-out (LIFO) method. As of June 30, 2002, the costs of inventories, except for finished goods, are determined on the basis of monthly weighted average method and the costs of finished goods are determined according to first-in-first-out (FIFO) method.

4. As disclosed in the Note 5 to the statements of income, a significant portion of the Company's export sales is conducted through its related parties.

5. Based on our review, no matter has come to our attention that causes us to believe that the interim financial statements for the interim period referred to in the first paragraph are not presented fairly in accordance with the generally accepted accounting principles in Turkey issued by the Capital Market Board, applied on a consistent basis (except for the matter discussed in paragraph 3 above) with the preceding period.

6. As discussed further in detail in Note 34 to the balance sheets, the effects of the differences between CMB accounting and reporting Principles and the accounting and reporting principles generally accepted in the countries in which the accompanying financial statements are to be used and International Financial Reporting Standards (IFRS) have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and result of operations in accordance with the accounting principles generally accepted in the countries of users of the financial statements and IFRS. If IFRS had been applied, components of net income and financial position could be materially different than those reflected in the accompanying financial statements. Further, especially due to the effect of hyperinflation, the accompanying financial statements may not provide a suitable basis on which to make comparisons between years.

A.A. AKTİF ANALİZ
SERBEST MUHASEBECİLİK MALİ MÜŞAVİRLİK ANONİM ŞİRKETİ
Member of Andersen Worldwide

Ethem Kutucular
Engagement Partner

İstanbul,
July 31, 2002.

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH

SEE BALANCE SHEET NOTE NOTE 34

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001

(Currency-Millions of Turkish lira)

ASSETS

	CURRENT PERIOD (30.06.2002)			PRIOR PERIOD (30.06.2001)		
I- CURRENT ASSETS			496,411,833			425,459,864
A- LIQUID ASSETS		92,835,166			59,403,175	
1- Cash	95,734			24,036		
2- Banks	92,727,312			59,263,622		
3- Other Liquid Assets	12,120			115,517		
B- MARKETABLE SECURITIES		6,372,866			19,081,841	
1- Government Bonds and Treasury Bills	6,372,866			19,081,841		
C- SHORT-TERM TRADE RECEIVABLES		295,590,738			242,685,109	
1- Accounts Receivable	295,504,122			242,465,542		
2- Notes Receivable	29,757			61,939		
3- Deposits and Guarantees Given	160,413			218,686		
4- Discount of Receivables (-)	(11,249)			(61,058)		
5- Discount of Post Dated Cheques	(92,305)			-		
D- OTHER SHORT-TERM RECEIVABLES		2,162,662			2,776,483	
1- Receivables from Shareholders	-			-		
2- Other Short-Term Receivables	2,296,945			2,777,954		
3- Provision for Doubtful Receivables	(134,283)			(1,471)		
E- INVENTORIES		88,805,727			76,746,480	
1- Raw Materials and Supplies	27,857,380			25,910,884		
2- Work-in Process	13,309,111			7,004,488		
3- Finished Goods	29,919,223			31,193,807		
4- Advances Given to Suppliers	17,720,013			12,637,301		
F- OTHER CURRENT ASSETS		10,644,674			24,766,776	
II- NON-CURRENT ASSETS			496,165,731			365,933,258
A- LONG-TERM TRADE RECEIVABLES		19,388			13,482	
1- Deposits and Guarantees Given	19,388			13,482		
B- OTHER LONG-TERM RECEIVABLES		15,193			3,707	
1- Other Long-Term Receivables	15,193			3,707		
C- LONG-TERM FINANCIAL ASSETS		3,037,098			3,088,098	
1- Investments	3,037,098			3,310,098		
2- Capital Commitments to Investments (-)	-			(273,000)		
3- Other Long-Term Financial Assets	-			51,000		
D- PROPERTY, PLANT AND EQUIPMENT		491,114,122			360,677,046	
1- Land	34,203			34,203		
2- Land Improvements	10,227,464			8,094,515		
3- Buildings	75,142,716			52,977,595		
4- Machinery, Installations and Equipment	667,342,442			402,767,017		
5- Motor Vehicles	11,885,546			6,070,697		
6- Furniture and Fixtures	55,386,019			38,457,894		
7- Other Fixed Assets	37,435			37,435		
8- Accumulated Depreciation (-)	(392,999,899)			(262,990,937)		
9- Construction-in-Progress	56,603,467			105,144,951		
10- Advances Given	7,454,729			10,083,676		
E- OTHER NON-CURRENT ASSETS		1,979,930			2,150,925	
1- Other Non-Current Assets	1,979,930			2,150,925		
TOTAL ASSETS			992,577,564			791,393,122

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH

SEE BALANCE SHEET NOTE NOTE 34

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001

(Currency-Millions of Turkish lira)

LIABILITIES AND SHAREHOLDERS' EQUITY

	CURRENT PERIOD (30.06.2002)			PRIOR PERIOD (30.06.2001)		
I- CURRENT LIABILITIES			421,435,015			434,919,670
A- SHORT-TERM BORROWINGS		85,267,440			71,574,929	
1- Bank Borrowings	49,562,247			55,635,364		
2- Current Portion and Interest of Long-Term Debt	35,487,694			15,928,141		
3- Other Financial Borrowings	217,499			11,424		
B- TRADE PAYABLES		288,996,937			344,783,720	
1- Suppliers	270,004,793			320,958,233		
2- Notes Payable	22,200			13,995		
3- Deposits and Guarantees Received	2,249			1,479		
4- Other Trade Payables	19,812,939			24,712,284		
5- Discount of Payables (-)	(845,244)			(902,271)		
C- OTHER CURRENT LIABILITIES		7,517,760			9,536,596	
1- Due to Shareholders	31,942			24,763		
2- Accrued Expenses	246,810			3,245,360		
3- Taxes Payable	5,801,274			4,631,711		
4- Other Short-Term Liabilities	1,437,734			1,634,762		
D- ACCRUED LIABILITIES AND EXPENSES		39,652,878			9,024,425	
1- Taxation on Income	2,559,532			370,427		
2- Other Accrued Liabilities and Expenses	37,093,346			8,653,998		
II- NON-CURRENT LIABILITIES			282,491,723			180,800,028
A- LONG-TERM BORROWINGS		234,870,326			151,153,897	
1- Bank Borrowings	234,870,326			151,153,897		
B- OTHER LONG-TERM LIABILITIES		138,402			52,565	
1- Other Long-Term Liabilities	138,402			52,565		
C- ACCRUED LIABILITIES AND EXPENSES		47,482,995			29,593,566	
1- Employee Termination Benefits	47,482,995			29,593,566		
III- SHAREHOLDERS' EQUITY			288,650,826			175,673,424
A- SHARE CAPITAL		170,412,875			68,165,150	
B- SHARE CAPITAL PREMIUM		30,903			30,903	
C- REVALUATION SURPLUS		180,151,484			152,353,350	
1- Revaluation Surplus - Property, Plant and Equipment	180,151,484			152,353,350		
D- RESERVES		34,161,847			26,469,139	
1- Legal Reserves	2,878,985			2,878,985		
2- Special Reserves	293			293		
3- Extraordinary Reserves	22,762,267			22,762,267		
4- Cost Increase Fund	8,520,302			827,594		
E- NET INCOME/(LOSS) FOR THE YEAR		(27,609,493)			(3,447,172)	
F- ACCUMULATED DEFICIT		(68,496,790)			(67,897,946)	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			992,577,564			791,393,122

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

1. Organization and Nature of Operations :-

Tofaş Türk Otomobil Fabrikası A.Ş. (the Company) is engaged in the manufacturing and assembly of motor vehicles, assembled and semi-assembled products, product groups and engines, parts, spare parts and accessories of these vehicles under the license of Fiat Auto S.p.A. The Company is also engaged in the distribution, trading, selling and providing service for imported motor vehicles, spare parts and accessories of these vehicles which are produced under the license of Fiat Auto S.p.A.

The Company merged with Tofaş Oto Ticaret A.Ş. (Tofaş Oto) which is a publicly traded company by taking it over in accordance with the Turkish Commercial Code Article 451 and Corporate Tax Article 37-39. The acquisition was approved on May 15, 2001 and declared in Trade Registry Gazette on June 13, 2001.(See Note 33 b)

On May 15, 2001, the Company took over the Freezone Branch of Tofaş Oto Ticaret A.Ş. namely Tofaş Oto Ticaret Anonim Şirketi İstanbul Deri Serbest Bölge Şubesi (the Branch) located in Desbaş İstanbul Deri Serbest Bölgesi. After the takeover, the title of the Freezone Branch has been changed as Tofaş Türk Otomobil Fabrikası Anonim Şirketi İstanbul Deri ve Endüstri Serbest Bölge Şubesi. The financial statements of the Branch as of June 30, 2002 and 2001 are included in the accompanying financial statements (See Note 11m).

2. Shareholders with a Nominal Share of 10% or More of Capital :-

Name of Shareholders	Shareholding percentage (Over issued share capital) %		Shareholding amount Million TL	
	June 30, 2002	**June 30, 2001**	**June 30, 2002**	**June 30, 2001**
Fiat Auto S.p.A.	**37.86**	37.86	**64,511,449**	25,804,580
Koç Holding A.Ş.	**37.59**	35.89	**64,054,151**	24,462,535
Koç Group companies and Koç family	**0.27**	-	**457,298**	-
Other shareholders and publicly issued capital	**24.28**	26.25	**41,389,977**	17,898,035
	100.00	100.00	**170,412,875**	68,165,150

3. Privileges Given to Shares Representing Capital :-

The shareholders holding A and D group shares have the privilege to choose the candidates for Board of Directors and Board of Auditors and also have the privilege of using preemptive rights in buying each other's shares.

4. Registered Share Capital Limit :-

The Company is subject to registered share capital system. As of June 30, 2002, the limit in respect of registered share capital amount is TL 1,000,000,000,000,000- one quadrillion (2001 - TL 100 trillion).

5. Capital Increases and Their Sources During the Year :-

There is no capital increase in 2002 period. In 2001, the Company's capital has been raised from TL 63,504,000 million to TL 170,412,875 million. TL 3,049,192 million of the TL 106,908,875 million increase is the capital of Tofaş Oto, TL 1,661,958 million of the increase is goodwill, the TL 71,247,725 million of the remaining amount is revaluation fund and the TL 31,000,000 million is cost increase fund.

6. Marketable Securities Issued During the Year Other Than Share Certificates:-

None (2001 – None).

7. Marketable Securities Issued That Matured During the Year:-

None (2001 – None).

8. Movements in Property, Plant and Equipment During the Year :-

a) The total cost of property, plant and equipment that is purchased, produced or constructed (including construction-in-progress) is TL 50,837,183 million (2001 – TL 106,622,701 million).

b) The total cost of property, plant and equipment that is sold or expensed as scrap is TL 91,303 (2001 – TL 184,720 million).

c) *The revaluation increase on fixed assets in the current period :*

	June 30, 2002 Million TL	June 30, 2001 Million TL
Increase in cost (+)	119,011,021	119,986,823
Increase in accumulated depreciation (-)	31,689,579	47,416,233
Increase in net book value	87,321,442	72,570,590

d) *Construction-in-progress:*

June 30, 2002

Description	Total Cost Million TL	Total Cost Thousand USD	Incentive Certificate Date	Incentive Certificate No
1-Modernization and renovation (a)	39,759,766	94,666	23.06.1999	3297
2- Modernization and renovation new model development (b)	158,133,920	292,841	27.12.1999	3407
3- Other investments without investment incentive (c)	593,878	1,029	-	-

8. (CONTINUED)

	Beginning Date	Closing Date	Current Period Expenditure Thousand USD	Incentives Utilized	Export Commitment Thousand USD	Completion Percentage (%)
(a)	01.05.1999	31.12.2002	-	1. Investment allowance of 100% 2. Exemption from customs duties and collective housing fund 3. Exemption from VAT	-	40
(b)	07.12.1999	31.12.2003	11,506	1. Investment allowance of 200% 2. Exemption from customs duties and collective housing fund 3. Exemption from VAT 4. Exemption from other funds and deductions	150,000	70
(c)	01.01.2002	31.06.2002	1,029	-	-	-

June 30, 2001

Description	Total Cost Million TL	Total Cost Thousand USD	Incentive Certificate Date	Incentive Certificate No
1- Model modernization and renovation (a)	39,759,766	94,666	23.06.1999	3297
2- Model modernization and renovation (New model) (b)	158,133,920	292,841	27.12.1999	3407
3- Capacity increase (New product) (c) (*)	24,319,000	27,021	13.03.2001	3713
4- Other Investments without incentive document (c)	2,002,977	1,600	-	-

(*)During Board of Directors meeting dated July 31, 2001 it has been decided to transfer the incentive with the number 3713 to Powertrain Mek. San. ve Tic. Ltd. Şti.

8. (CONTINUED)

Beginning Date	Closing Date	Current Period Expenditure Thousand USD	Incentives Utilized	Export Commitment Thousand $	Completion Percentage (%)
(a) 01.05.1999	31.12.2001	170	1. Investment allowance of 100% 2. Exemption from customs duties and collective housing fund 3. Exemption from VAT	-	40
(b) 07.12.1999	31.12.2003	44,222	1. Investment allowance 200% 2. Exemption from customs duties and collective housing fund 3. Exemption from VAT 4. Exemption from other funds and deductions	150,000	68
(c) 24.01.2001	24.01.2003	8,845	1. Investment allowance 100% 2. Exemption from customs duties and VAT 3. Exemption from other funds and deductions	10,000	32
(c) 01.01.2001	30.06.2001	1,600	-	-	-

Investment Incentive Certificates:

Incentive No.3297

'Special Terms' Section of the Incentive Certificate	Financing of Investment (Thousand USD)	
In accordance with the incentive, the Company's share capital will be increased by an additional TL 15,904,000 million in cash. However, if the approved financial statements of the Company reflect adequate funds, this condition will be checked. Following the completion of the investment, evaluation will be performed by experts in accordance with Communique 98/1, Article 31.	**3297 Incentive**	**94,666**
	1- Shareholders' equity	37,866
	2-External funds	
	- Loans	56,800

8. (CONTINUED)

Incentive No.3407

		Thousand USD
'Special Terms' Section of the Incentive Certificate	**Financing of Investment**	
In accordance with the incentive, the Company's share capital will be increased by an additional TL 44,000,000 million in cash. However, if the approved balance sheet of the Company reflects adequate funds, this condition will be checked. During completion of investment, the amount of the investment shall correspond to the equivalent of USD 250,000,000. Otherwise, the investment incentive to be applied will be 100%. If violation against decree no.98/10755 article 10, dated February 23,1998 and the related Communique no.99/1 Article 19 dated June 23, 1999 is noted, the certificate and/or the transactions will be cancelled. After the completion, evaluation will be performed by experts in accordance with Communique 98/1, Article 31.	**3407 Incentive**	**292,841**
	1- Shareholders' equity	81,442
	2-External funds	
	- Loans	211,399

9. Investment Allowances to Be Utilized During the Current and Following Periods :-

As of June 30, 2002, the Company has TL 708,772,339 million (2001 – TL 504,101,278 million) of unused investment allowance that will be used in future years. There is no utilized investment allowance in the current period (2001 – None).

10. Related Party Balances:-

For the purpose of these financial statements, shareholders of the Company and Koç Group companies having direct or indirect management or shareholding relationships with Koç Holding A.Ş. and the companies known to be related to Fiat Auto S.p.A. are considered and referred to as related companies.

Trade related:	June 30, 2002		June 30, 2001	
	Receivables Million TL	Payables Million TL	Receivables Million TL	Payables Million TL
Shareholders:				
Fiat Auto Group Companies	193,434,208	216,526,495	170,969,654	288,728,363(*)
Bursa Oto A.Ş. (**)	-	-	1,338,919	-
Egemak Ege Makina ve Ticaret A.Ş. (**)	-	-	1,624,880	-
İstanbul Oto A.Ş. (**)	-	-	2,477,467	-
Ormak Orta Anadolu Mak. ve Tic. A.Ş. (**)	-	-	1,253,253	-
Ottar Oto ve Tarım Araçları Tic. A.Ş. (**)	-	-	770,360	-
Tormak Toros Makina ve Ticaret A.Ş. (**)	-	-	862,205	-
	193,434,208	**216,526,495**	**179,296,738**	**288,728,363**
Affiliated Companies:				
Samoto Otomobil Ticaret A.Ş. (**)	-	-	**374,725**	-
Investments:				
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.	-	**449,877**	-	**412,707-**
Group Companies:				
Birmot Birleşik Motor San. ve Tic. A.Ş. (**)	40,151,196	-	-	-
Powertrain Mek. San. ve Tic. Ltd. Şti.	878,153	5,177,308	-	-
Comau S.p.A.	811,178	111,744	86,133	1,424,244
Sachs Beldesan A.Ş.	601,921	1,268,634	69,392	9,400
Marmara Oto A.Ş. (**)	-	-	1,655,640	-
Kofisa Trading S.A.	-	290,234	-	540,255
Mako Elektrik San. ve Tic. A.Ş.	-	3,807,564	-	3,576,116
Döktaş Dökümcülük San. ve Tic. A.Ş.	-	564,801	-	626,805
Magnetti Marelli S.p.A.	-	62,312	-	586,398
Matay Otomotiv Yan Sanayi ve Tic. A.Ş.	-	4,333,601	-	2,686,689
Sur Oto A.Ş. (**)	-	-	1,971,129	-
Oto An Otomobil Ticaret A.Ş. (**)	-	-	2,536,967	-
Günoto Güney Otomobil Tic. A.Ş. (**)	-	-	1,645,662	-
Other	1,166,170	1,372,325	375,131	829,787
	43,608,618	**16,988,523**	**8,340,054**	**10,279,694**
Total trade receivables/payables	**237,042,826**	**233,964,895**	**188,011,517**	**299,420,764**

10. (CONTINUED)

(*)Although the Company presents the payables due to its imports from Fiat Auto via freezone branch amounting to TL 129,854,482 as trade payables to shareholders in its statutory records, Fiat Auto collects the discounted amounts of letter of credits opened via banks before due dates. As of June 30, 2001, the Company will pay the related amount on the due date to the related banks.

(**) These companies have started to operate under the name of Birmot Oto A.Ş. as of July 12, 2001.

Non-Trade:	June 30, 2002		June 30, 2001	
	Receivables Million TL	Payables Million TL	Receivables Million TL	Payables Million TL
Shareholders:				
Koç Holding A.Ş.	-	**30,948**	-	**24,763**
Related parties:				
Koçbank A.Ş. (*)	38,199,559	-	2,467,057	3,210
Koç Fiat Kredi Tüketici Finansmanı A.Ş.	3,949,596	-	19,459,676	2,375,337
Vehbi Koç Vakfı	22,116	-	37,524	-
Koratrade MTMC Ltd. (*)	-	-	46,368,482	-
Koçbank A.Ş. (**)	-	-	19,081,841	-
Koç Yardımlaşma Vakfı	-	589,428	-	387,447
Koç Allianz Sigorta A.Ş.	-	117,195	7,909	32,348
Koç Tüketici Finansman ve Kart Hiz. A.Ş.	-	27,260	-	137,864
	42,171,271	**733,883**	**87,422,489**	**2,936,206**
Total non-trade receivables/payables	**42,171,271**	**764,831**	**87,422,489**	**2,960,969**

(*) Included in banks account in the accompanying balance sheet.

(**) Contains repurchase agreements and included in marketable securities account in the accompanying balance sheet.

11. Basis of Presentation of Financial Statements :-

a) Accounting policies applied

The Company, maintains its books of account and prepares its statutory financial statements in accordance with the Turkish commercial practice and tax legislation. Within this perspective, the accounting and reporting principles are based on the principles and rules set forth in the communiques and the related explanations of Capital Market Board (CMB) (from hereon to be referred to as "generally accepted accounting principles issued by CMB") and the Uniform Chart of Accounts issued by the Ministry of Finance. Accordingly, the Company prepares its financial statements in accordance with Turkish commercial practice and tax legislation and generally accepted accounting principles issued by CMB.

b) **Inventories**

Inventories are valued at the lower of acquisition cost or net realizable value. For the period between 1996 and 2000, and for the six months period ended June 30, 2001 cost of all inventories were determined according to the Last-in-first-out (LIFO) method. Starting from the financial statements as of December 31, 2001, costs of inventories, except for finished goods, are determined according to the monthly moving average basis and cost of finished goods is determined according to First-in first-out (FIFO) method. If the Company continued to apply LIFO costing method, cost of sales would decrease by TL 5,733,515 million and accordingly profit before tax would increase by the same amount.

c) **Long-term financial assets**

Subsidiaries are valued at net cost. The Company values its long-term financial assets using acquisition cost plus the bonus shares resulting from share capital increases due to internal sources of long-term financial assets. Nominal values of bonus shares resulting from internal sources are included in increase in value of participations fund.

d) **Property, plant and equipment**

Property, plant and equipment are carried at acquisition cost plus revaluation increments (except land), which is computed by applying to acquisition costs indices and procedures in accordance with Law No. 3094. Depreciation is based on revalued amounts, except for buildings, and depreciation for buildings is computed by taking the acquisition cost as the basis. The Company used the revaluation rate of 27.65 % (2001 – 37.9 %) in the accompanying financial statements as of June 30, 2002.

Financial expenses and foreign exchange losses related to loans which are used to finance construction of fixed assets and purchases of machinery and equipment and arise after the capitalization date of such fixed assets are capitalized as a part of cost of these fixed assets. These capitalized foreign exchange losses are depreciated throughout the remaining economic lives of the related fixed assets. Such amount capitalized within the scope explained above in 2002 is TL 22,163,253 million, and TL 1,583,090 million of this amount is reflected in the income statement as depreciation expense.

The accompanying financial statements reflect 50% of the annual depreciation charge of the fixed assets that have been totally capitalized as of June 30, 2002 along with an additional depreciation charge of TL 7,720,584 million (2001 - TL 8,427,435 million) which equals 50% of the annual depreciation charge of fixed assets amounting to TL 120,363,151 million (2001 - TL 134,838,960 million) which are either already included in construction in progress and advances given or are projected to be capitalized between June 1, 2002 and December 31, 2002 per the investment budget.

The depreciation method is straight line depreciation method (before 1998 double declining) and the economic lives are as following;

	1982 and before	Between 1983 and 1994 (excluding 1992)	In 1992 and between 1995 and 1997	Beginning from 1998
Buildings	25-50 years	25-50 years	25-50 years	25-50 years
Land improvements	10-25 years	4 years	5 years	8 years
Machinery, plant and equipment	7-12 years	4 years	5 years	8 years
Motor vehicles	7 years	4 years	5 years	8 years
Furniture and fixtures	5-50 years	4 years	5 years	8 years
Others	4 years	4 years	5 years	8 years

For the fixed assets excluding buildings which are taken over from Tofaş Oto as of May 15, 2001, depreciation is calculated with double declining method over the revalued amounts based on the following periods:

Buildings	5 – 50 years
Land improvements	5 – 25 years
Machinery, plant and equipment	5 years
Motor vehicles	5 years
Furniture and fixtures	5 years

For all fixed assets (excluding motor vehicles), a full year's depreciation is provided. For motor vehicles, pro-rata depreciation method is applied.

e) <u>Intangible assets</u>

Intangible assets are carried at acquisition cost and amortized over 8 years at the rate of 12.5%. Goodwill resulting from the merger with Tofaş Oto in the amount of TL 1,611,958 million will be amortized in 5 years at the rate of 20%.

f) <u>Marketable securities and long-term financial assets</u>

Marketable securities are stated at acquisition cost and represent Turkish government bonds and treasury bills. The Company also provides accrual for the earned interest, which represents the apportionment to the current period of the difference between value at maturity and cost, by computing the internal rate of return.

g) <u>Foreign currency transactions</u>

Transactions in foreign currencies during the period are translated into Turkish lira at the exchange rates prevailing at the dates of such transactions. In the balance sheets as of June 30, 2002 and 2001, assets denominated in foreign currencies are translated at the buying exchange rates of the Central Bank of Turkey prevailing at the balance sheet date, and liabilities denominated in foreign currencies are translated at the selling exchange rates (except trade payables of Freezone Branch – See Note 30 to the Balance Sheets) of the Central Bank of Turkey, in accordance with the declaration of CMB No.824 dated January 25, 2000. Foreign exchange gains and losses arising from settlement and translation of foreign currency items are included in the related income and expense accounts, as appropriate.

11. (CONTINUED)

h) Employee termination benefits

Employee termination benefits, as required by Turkish Labor Law, are recognized in the accompanying financial statements as they are earned.

The total employment termination reserve of the Company as of June 30, 2002 is TL 47,482,995 million (2001 – TL 29,593,566 million). The increase in the current year amounting to TL 7,977,065 million (2001 – TL 7,143,016 million) is included in "general and administrative expenses" in the accompanying financial statements.

As a result of the take over of Tofaş Oto, provision of Tofaş Oto for employee termination benefits amounting to TL 880,534 million is exactly carried in to the balance sheet of the Company, and the increase in the amount of TL 166,387 million for the period ending the take over date, (May 15, 2001), is reflected in the "previous years' losses" in the accompanying balance sheet.

The limit for the employee termination benefits is TL 1,103.5 million as of June 30, 2002 (2001 – TL 768.1 million).

i) Other balance sheet items

Other balance sheet items are principally reflected at their recorded values. As of June 30, 2002 due-dated cheques amounting to TL 3,539,354 million (2001 – TL 10,451,366 million) are reflected in the accounts receivable account in the accompanying financial statements.

j) Warranty expense provision

The Company provides first maintenance service free of charge for the cars sold and also provides service free of charge during the first two-year period of warranty. As of June 30, 2002 the Company provides provision amounting of TL 6,715,598 million (2001 – TL 3,147,529 million). This provision is reflected under the reserve for other payables and expenses in the accompanying balance sheet and under the marketing, selling and distribution account in the income statement.

Export sales of the Company are not under a warranty commitment.

k) Sales

Sales revenue is recognized when the deliveries are made.

11.(CONTINUED)

l) Receivables and payables

Receivables and payables are stated at their recorded values, and receivables and payables with due dates more than 3 months are discounted. As of June 30, 2002, due-dated cheques, notes receivables and notes payables are discounted at 64% (2001 – 70%) which is the predetermined discount rate of the Central Bank.

The payables in foreign currency with due dates more than 3 months are discounted at EURIBOR rate of June 30, 2002.

m) Consolidation of Freezone Branch

As of June 30, 2002 financial statements of the Branch is consolidated into the financials of the Company's financial statements. Since the financials of the Branch as of June 30, 2002 are in EURO, all the balance sheet accounts are translated into Turkish lira with the buying exchange rates of the Central Bank of Turkey prevailing at the balance sheet date and the income statement accounts are translated at the monthly average rates of Central Bank. The foreign exchange loss of TL 14,200 million which is due to this valuation is reflected in the expenses and losses from other operating activities. All of the receivable/payable balances and income/expense accounts which are due to the trade relationships between the Branch and the Company are subject to elimination. For the period between January 1 – May 15, 2001, the results of the operations of the Branch, which was consolidated to Tofaş Oto before the take over are reflected in the "accumulated deficit" account in the accompanying balance sheet.

n) Provision for taxes

According to the new tax law No. 4369 which is declared in the Official Gazette in July 29, 1998, effective from January 1, 1999, the corporate tax rate (including funds) was set as 33%.

Before this change, withholding tax was to be paid regardless of the profit distribution. After this change, withholding tax payments are subject to condition whether the profits are distributed or not. According to this, the Company will no longer compute additional withholding tax, except for the 33% of corporate tax, unless it has distributed any profits. If the Company distributes its profit, the computed withholding tax rate over distributed profit will be 16.5% (2001 - 16.5%) including the fund (5.5% for the publicly listed companies).

For the gains that are exempt from corporate tax, the computed withholding tax rate including fund (except the participation gain exemption) will be 19.8% (2001 – 19.8 %) (applicable also for the publicly listed companies) regardless of the profit being distributed or not.

In case of the profit being added to share capital, the transaction will not be considered as profit distribution, and no withholding tax will be applied.

11.(CONTINUED)

According to a change made in law No. 4444, effective from January 1, 2000, corporations are required to compute an advance tax at the rate of 20% over its financial statements prepared for the six months period and to pay the amount within 45 days, which can be off-set against the corporate tax calculated at year-end. The Council of Ministers has determined the advance tax periods to be 3 months starting with July 1, 2000 and to be applied until December 31, 2000. Later a new arrangement was made, and starting with January 1, 2001 advance tax periods remained to be 3 months, and the advance tax percentage is raised to 25 %.

Under the Turkish taxation system, tax losses can be carried forward to be offset against future taxable income for up to 5 years. The Company's does not have accumulated losses, that would be carried to the following period.

12. Subsequent Events to be Disclosed:-

A- Issues Requiring Adjustments:-

a) Accounting mistakes and misleads recognized after the balance sheet date

None.

b) Purchase cost and sales revenues determined after the balance sheet date

None.

c) Decrease in value of assets determined after the balance sheet date

None.

d) Decrease in value of affiliates and subsidiaries determined after the balance sheet date

None.

e) Events affecting the estimation of net realizable value of inventories

None.

f) Bankruptcy of debtors or negotiations with debtors over debt balances

None.

g) Indemnifications received from insurance companies

None.

h) Change in tax rates

None.

12.(CONTINUED)

i) Similar issues

None.

B- Issues Requiring Explanation:-

a) Acquisitions and mergers

None.

b) Changes in the structure or the operations of the Company

None.

c) Decrease in value of assets after the balance sheet date

None.

d) Capital increases and significant marketable securities issued

None.

e) Significant fixed asset purchases or sales, investments in new companies or new shareholders

i) At the meeting of Board of Directors on July 3, 2002, the board determined to participate in Koç Fiat Kredi Tüketici Finansmanı A.Ş. (KFK) with the rate of 51%. The board determined to purchase the shares of Fidis S.p.A., Fiat Finance S.A., Fiat Finance Netherland B.V. and Koç Tüketici Finansmanı ve Kart Hizmetleri A.Ş., in KFK with the nominal value of TL 15,300,000 million, of at USD 51. Furthermore TL 15,000,000 million has been paid to KFK in order to decrease the liquidity problem of the KFK.

ii) At the meeting of Board of Directors in July 22,2002; the board has determined to establish a branch with the title of Tofaş Türk Otomobil Fabrikası A.Ş. Tübitak-Mam Teknoloji Serbest Bölge Şubesi in Tübitak -Mam Teknoloji Free-Zone and to allocate $50,000 capital to this branch.

f) Strikes or other disputes

None.

g) Increase in the legal limit for employee termination benefits

The limit for employee termination benefits is increased to TL 1,160.1 million as of July 1, 2002.

h) Similar issues

None.

13. Contingent Income and Losses: -

a) Lawsuits in favor of the Company

The Company sued (i) Boğaziçi Kurumlar Vergi Dairesi for cancellation of the VAT accrual amounting to TL 29,430 million, tax penalty amounting to TL 8,335 million and penalty of special irregulaty and (ii) Cekirge vergi dairesi for penalty of special irregulaty with 3 lawsuits; Ganmaktaş A.Ş. for collection of current account amounting to TL 132,812 million. In addition to these, the Company also initiated 3 unfair competition lawsuits. (2001 – TL 29,480 million).

b) Lawsuits against the Company

As of June 30, 2002, there are lawsuits amounting to TL 422,575 million being brought against the Company (2001- 169,023 million TL). As of June 30, 2002 the Company has provided a provision amounting to TL 151,240 million for these cases and their interests (2001 - None).

There are 20 (2001 – 11) lawsuits being held against the Company for car changes the amounts of which will be finalized at the end of the lawsuits.

c) Notes receivable endorsed to suppliers

None.

d) Indemnifications in favor of the Company

None.

e) Suretyships and letters of guarantee given

Description	June 30, 2002 Million TL	June 30, 2001 Million TL
Customs guarantees	16,775,410	10,236,570
Tax guarantees	11,338,391	5,411,089
Eximbank	7,335,000	-
Turkish Industrial Development Bank	290,820	440,820
Import of investment goods	2	3,476
Tender collaterals	11,945	11,945
Other	1,609,978	556,233
	37,361,546	**16,660,133**

f) Intentions and preparations aimed at expropriation of assets

None.

g) Similar issues

None.

14. Changes in the Accounting Estimates Which May Have a Material Effect on the Profitability Ratios of the Company and Their Monetary Effects :-

None.

15. Mortgages or Restrictions on Assets:-

As of June 30, 2002 and 2001, the Company does not have any mortgages or restrictions on its assets.

16. Total Insurance Coverage on Assets:-

June 30, 2002

Type of asset	Insurance company	Amount subject to insurance Million TL	Book value Million TL	Beginning date	Ending date
Buildings	Koç Allianz	183,662,502	75,142,716	01/01/2002	31/12/2002
Buildings	Anadolu Sigorta	38,070	75,142,716	01/01/2002	31/12/2002
Buildings	Ak Sigorta	4,131	75,142,716	01/01/2002	31/12/2002
Machinery	Koç Allianz(*)	163,354,126	667,342,442	01/01/2002	31/12/2002
Machinery	Anadolu Sigorta	152,280	667,342,442	01/01/2002	31/12/2002
Machinery	Ak Sigorta	16,524	667,342,442	01/01/2002	31/12/2002
Inventory	Koç Allianz	48,946,716	71,085,714	01/01/2002	31/12/2002
Furniture and fixtures	Koç Allianz	26,758,314	55,386,019	01/01/2002	31/12/2002
Motor vehicles	Koç Allianz	8,041,682	11,885,546	01/01/2002	31/12/2002
		430,974,345			

June 30, 2001

Type of asset	Insurance company	Amount subject to insurance TL Million	Book value Million TL	Beginning date	Ending Date
Buildings	Koç Allianz	57,686,948	52,977,595	01/01/2001	31/12/2001
Buildings	Anadolu Sigorta	25,380	"	01/01/2001	31/12/2001
Buildings	Ak Sigorta	1,620	"	01/01/2001	31/12/2001
Machinery	Koç Allianz(*)	155,892,000	402,767,017	01/01/2001	31/12/2001
Machinery	Anadolu Sigorta	101,520	"	01/01/2001	31/12/2001
Machinery	Ak Sigorta	6,480	"	01/01/2001	31/12/2001
Inventory	Koç Allianz	37,750,000	64,109,179	01/01/2001	31/12/2001
Furniture and fixtures	Koç Allianz	13,455,835	38,457,894	01/01/2001	31/12/2001
Motor vehicles	Koç Allianz	3,306,755	6,070,697	01/01/2001	31/12/2001
		268,226,538			

(*) The insurance of the machineries utilized for Doblo production is provided by Fiat Auto S.p.A.

17. Total Guarantees and Mortgages Received for Receivables :-

As of June 30, 2002, total amount of mortgages and other guarantees obtained for receivables is TL 40,810,489 million (2001 – TL 41,244,026 million).

18. Commitments and Contingencies:-

June 30, 2002

Type of commitment	Beginning date	Ending date	Without maturity	Reason for commitment	Committed to	Amount TL million	Foreign currency amount
Letter of credit	30.05.2002	29.07.2002	-	Import	Koçbank	114,382	EU 73,305
Letter of credit	23.05.2002	22.07.2002	-	Import	Societe General	1,529,148	EU 980,000
						1,643,530	

June 30, 2001

Type of commitment	Beginning date	Ending date	Without maturity	Reason for commitment	Committed to	Amount TL million	Foreign Currency amount
Letter of credit	16.05.2001	15.06.2001	-	Import	Koçbank	31,837	EU 29,796
Letter of credit	18.06.2001	18.07.2001	-	Import	Koçbank	59,835	EU 56,000
Letter of credit	21.06.2001	21.07.2001	-	Import	Koçbank	42,007	ITL 76,124,000
Letter of credit	07.05.2001	06.06.2001	-	Import	Koçbank	14,643	ITL 26,536,000
Letter of credit	09.05.2001	08.06.2001	-	Import	Koçbank	2,372,826	ITL 4,300,000,000
						2,521,148	

Letters of guarantees given are explained in Note 13 (e) to the balance sheets.

19. Blocked Deposits at Banks:-

None.

20. Market Value of Marketable Securities and Financial Assets Carried at Cost and Carrying Value of Marketable Securities and Financial Assets Shown at Market Value:-

a) The public securities included in the marketable securities with the purchase value of TL 5,999,962 million (2001 – TL 19,050,000 million) are reflected in the balance sheet as TL 6,372,866 million (2001 – TL 19,081,841 million) with the accrued income amount of TL 372,904 million (2001 – TL 31,841 million).

b) Long-term financial assets carried at cost in the balance sheet:

	Nominal Value Million TL		Acquisition Cost Million TL		Traded in Stock Exchange
Participations	**2002**	**2001**	**2002**	**2001**	
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.	1,099,000	1,372,000	3,037,098	3,310,098	None.
Samoto Otomobil Tic.A.Ş.	-	51,000	-	51,000	None.

21. Marketable Securities Issued By Shareholders, Investments and Associates:-

None.

22. Details of the 'Other' Items in Balance Sheets Which Exceed 20% of the Respective Component or 5% of Total Assets:-

	June 30, 2002 Million TL	June 30, 2001 Million TL
a) Other short-term receivables		
Taxes and funds to be net off or to be refunded	699,607	2,397,397
Receivables from personnel	350,698	60,374
Other receivables	1,246,640	320,183
	2,296,945	**2,777,954**
b) Other non-current assets		
Other intangible non-current assets	1,567,998	1,227,517
Goodwill	1,289,567	1,450,762
Leasehold improvements	7,821	7,821
Accumulated amortization (-)	(885,456)	(535,175)
	1,979,930	**2,150,925**
c) Other current assets		
VAT deductable	6,485,657	19,935,587
Personnel advances	1,653,588	1,486,784
Short-term prepaid expenses	1,136,739	939,238
Accrued income	415,128	180,172
Others	953,562	2,224,995
	10,644,674	**24,766,776**
d) Other accrued liabilities and expenses		
Warranty expense provision	6,715,598	3,147,529
Provision for royalty expense	5,385,667	1,107,959
Provision for personnel expenses	4,354,113	1,135,312
Outsourcing expenses	3,751,037	741,363
Advances taken for mould production	3,712,960	-
Cost allowances	3,226,840	1,855,788
Provision for employee premium	2,266,609	-
Others	7,680,522	666,047
	37,093,346	**8,653,998**
e) Other current liabilities		
Targa Services S.R.L.	718,665	474,285
Fiat Auto S.p.A.	354,842	458,174
Income Accruals	64,503	-
Al Aufok Company Automotive Trading	-	405,932
Others	299,724	296,371
	1,437,734	**1,634,762**
f) Other income from operations		
Foreign exchange gain	8,101,658	27,691,587
Technical assistance income	5,161,738	347,768
Research and development incentive premium	3,057,673	-
Others	5,266,720	3,036,196
	21,587,789	**31,075,551**

22.(CONTINUED)

g) Other expense from operations		
Foreign exchange loss	45,422,603	41,119,247
Allowance for doubtful receivables	132,812	-
Other	-	1,059,251
	45,555,415	**42,178,498**

h) Other extraordinary income		
Price difference invoices from Fiat Auto S.p.A.	374,568	-
Gain on sale of fixed assets	37,078	586,235
Insurance premium return	23,013	-
Other	4,305	115,507
	438,964	**701,742**

23. Receivables from and Payables to Personnel Included under Other Receivables and Other Long or Short-Term Liabilities Accounts and Exceeding 1% :-

None.

24. Doubtful Receivables Due from Shareholders, Affiliated Companies:-

None.

25. Provisions Booked for Doubtful Receivables:-

As of June 30, 2002, the Company has a doubtful receivable amounting to TL 134,283 million (2001– TL 1,471 million).

26. The Breakdown of Investments and Subsidiaries Having an Indirect Shareholding and Management Relationship with the Company and the Participation Rates and Amounts of These Investments and Subsidiaries:-

Investments	Share capital amount Million TL	Shareholding percentage %	Shareholding amount Million TL	Income for the period Million TL
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.(Entek)	7,850,000	14	3,037,098	11,876,937

The financial statements of Entek have not been prepared in conformity with CMB principles. The financials of the Company has not been audited as of June 30, 2002.

27. Bonus Shares Obtained through Internally Funded Capital Increases of Investments and Associates :-

None.

28. Real Rights on Tangible Assets:-

None.

29. Revaluation of Fixed Assets in the Last Three Years :-

Year	Revaluation Amount Million TL
June 30, 2002	87,321,442
December 31, 2001	92,255,070
June 30, 2001	72,570,590
December 31, 2000	46,021,496

30. Foreign Currency Assets and Liabilities:-

June 30, 2002

Foreign Currency Denominated Assets

	Amount Thousand	Foreign currency	Foreign exchange rate	TL equivalent Million TL
a- Cash	23	USD	1,569,143	35,465
	32	EURO	1,560,355	49,364
b- Banks	29,083	EURO	1,560,355	45,380,373
	1,901	USD	1,569,143	2,983,643
c- Accounts receivable	2,696	USD	1,569,143	4,230,858
	124,299	EURO	1,560,355	193,950,117
d- Other short term	486	EURO	1,560,355	759,018
receivables	139	USD	1,569,143	218,526
Total				247,607,364

Foreign Currency Denominated Liabilities (Bank borrowings)

Foreign currency type	Principal amount (Foreign currency) Thousand	Interest (Foreign currency) Thousand	Foreign exchange rate	TL equivalent principal+interest Million TL
USD	11,639	160	1,576,711	18,602,522
EURO	184,449	3,749	1,567,881	295,072,733
				313,675,255

30.(CONTINUED)

Foreign Currency Denominated Liabilities

	Amount Thousand	Foreign currency type	Foreign exchange rate	TL equivalent Million TL
a-Suppliers	139,901	EURO	1,567,881	219,348,834
	9	GBP	2,416,152	21,545
b-Payables of Freezone branch	1,077	EURO	1,560,355	1,680,009
c-Other trade	33	USD	1,576,711	51,412
payables	7,549	EURO	1,567,881	11,837,135
				232,938,935

June 30, 2001

Foreign Currency Denominated Assets

	Amount (Thousand)	Foreign currency type	Foreign exchange rate	TL equivalent Million TL
a-Cash	10	USD	1,252,773	12,900
b-Banks	11,982	USD	1,252,773	15,011,321
	95,295	ITL	549.17	52,333
	12	DEM	543,684	6,392
	26,320	EURO	1,063,353	27,988,170
c-Accounts receivable	11,342	USD	1,252,773	14,208,176
	1,942,214	ITL	549.17	1,066,606
	155,943	EURO	1,063,353	165,821,902
d-Other short term	25	EURO	1,063,353	27,075
receivables	36,409	ITL	549.17	19,995
Total				224,214,870

Foreign Currency Denominated Liabilities (Bank borrowings)

Foreign currency type	Principal Amount (Foreign currency) Thousand	Interest (Foreign currency) Thousand	Foreign exchange rate	TL equivalent Principal+Interest Million TL
USD	30,000	770	1,258,815	38,733,467
EURO	167,976	4,006	1,068,482	183,759,833
				222,493,300

30.(CONTINUED)

Foreign Currency Denominated Payables

	Amount Thousand	Foreign currency type	Foreign exchange rate	TL equivalent Million TL
a-Suppliers	223	DEM	546,306	121,645
	16,332,509	ITL	551.82	9,012,605
	68	ESP	6,422	437
	153,065	EURO	1,068,482	163,547,228
	2,811	FRF	162,889	457,936
	409,325	GBP	10,128	4,145,644
bTrade Payables of Freezone (Note 10)	122,118	EURO	1,063,353	129,854,482
c-Other trade payables	4,221,257	ITL	551.82	2,329,374
	354	USD	1,258,815	446,203
	2,409	EURO	1,068,482	2,574,482
Total				312,490,036

31. Guarantees, Commitments and Securities Given for Shareholders' Affiliates and Subsidiaries:-

None.

32. Average Number of Employees :-

	2002	2001
Total number of employees at the beginning of the period	**5,064**	**4,843**
Administrative personnel (not unionized)	889	771
Other personnel (unionized)	4,175	4,072
Total number of employees at the end of the period	**4,490**	**5,357**
Administrative personnel (not unionized)	885	877
Other personnel (unionized)	3,605	4,480
Total average number of personnel	**4,777**	**5,100**

33. Other Significant Matters Which May Have A Material Effect on the Financial Statements :-

a) Since February 2001, Turkey has continued to experience reduced economic activity and high volatility in foreign exchange rates, money and capital markets. The economic program initiated by the Turkish Government in May 2001, which includes various regulatory changes to create a well-developed business and regulatory infrastructure, is still in progress.

b) The losses of Tofaş Oto until the take over date amounting TL 37,846,494 million is reflected in the "accumulated deficit" in the accompanying balance sheets. Therefore, the operations of Tofaş Oto up to the takeover date are reflected in the balance sheet. The provision for taxes amounting to TL 340,427 million has been included in "taxes payable" in the balance sheet as of June 30, 2001, this balance has been incurred from the income of the year between January 1, 2000 and December 31, 2000. This amount has been paid by the Company in 2001.

34. Explanation Added For Convenience Translation to English

As indicated in Note 11, these financial statements are prepared and presented in accordance with the generally accepted accounting principles issued by Turkish CMB. Such accounting and reporting principles differ from the accounting principles generally accepted in the other countries in which the accompanying financial statements may be distributed and from International Financial Reporting Standards (IFRS), principally with respect to the presentation of financial statements, accounting for the effects of hyperinflation, capitalization of financial expenses, depreciation, deferred taxation and certain accruals. The effects of such differences have not been quantified herein. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations and changes in financial position, fund flows and cash flows in accordance with accounting principles generally accepted in such countries and IFRS.

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

STATEMENTS OF INCOME FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(Currency - Millions of Turkish lira)

	CURRENT PERIOD Januray 01, 2002 - June 30, 2002		PRIOR PERIOD Januray 01, 2001 - June 30, 2001	
A- GROSS SALES		**689,976,497**		**504,023,366**
1- DOMESTIC SALES	179,606,993		75,142,468	
2- EXPORT SALES	495,482,238		420,508,032	
3- OTHER SALES	14,887,266		8,372,866	
B- SALES DISCOUNTS (-)		**(25,249,212)**		**(11,425,678)**
1- SALES RETURNS	(6,979,663)		(7,261,713)	
2- SALES DISCOUNTS	(15,548,346)		(4,163,965)	
3- OTHER DISCOUNTS	(2,721,203)		-	
C- NET SALES		**664,727,285**		**492,597,688**
D- COST OF SALES (-)		**(572,131,854)**		**(396,911,059)**
GROSS PROFIT		**92,595,431**		**95,686,629**
E- OPERATING EXPENSES (-)		**(74,788,614)**		**(31,229,523)**
1- RESEARCH AND DEVELOPMENT EXPENSES	(4,939,406)		(2,842,709)	
2- MARKETING AND SELLING EXPENSES	(34,063,406)		(9,960,536)	
3- GENERAL AND ADMINISTRATIVE EXPENSES	(35,785,802)		(18,426,278)	
PROFIT FROM MAIN OPERATING ACTIVITIES		**17,806,817**		**64,457,106**
F- INCOME AND GAINS FROM OTHER OPERATING ACTIVITIES		**32,065,605**		**52,868,583**
1- INTEREST AND DIVIDEND INCOME	10,477,816		21,793,032	
2- OTHER INCOME AND GAINS FROM OPERATING ACTIVITIES	21,587,789		31,075,551	
G- EXPENSES AND LOSSES FROM OTHER OPERATING ACTIVITIES (-)		**(45,555,415)**		**(42,178,498)**
H- FINANCIAL EXPENSES (-)		**(32,294,702)**		**(79,276,378)**
1- SHORT-TERM FINANCIAL EXPENSES	(7,589,035)		(68,390,497)	
2- LONG-TERM FINANCIAL EXPENSES	(24,705,667)		(10,885,881)	
OPERATING PROFIT / (LOSS)		**(27,977,695)**		**(4,129,187)**
I- EXTRAORDINARY INCOME AND GAINS		**442,496**		**716,498**
1- PRIOR PERIOD INCOME AND GAINS	3,532		14,756	
2- OTHER EXTRAORDINARY INCOME AND GAINS	438,964		701,742	
J- EXTRAORDINARY EXPENSES AND LOSSES (-)		**(74,294)**		**(34,483)**
1- PRIOR PERIOD EXPENSES AND LOSSES	(72,950)		(33,382)	
2- OTHER EXTRAORDINARY EXPENSES AND LOSSES	(1,344)		(1,101)	
INCOME / (LOSS) FOR THE YEAR		**(27,609,493)**		**(3,447,172)**
K- TAXATION ON INCOME		-		-
NET INCOME / (LOSS) FOR THE YEAR		**(27,609,493)**		**(3,447,172)**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.
NOTES TO STATEMENTS OF INCOME
FOR THE PERIOD ENDED JUNE 30, 2002 AND 2001

1. Depreciation and Amortization Expenses for the Period

	June 30, 2002 TL Million	June 30, 2001 TL Million
a) Depreciation expense	44,990,374	21,332,532
aa) Normal depreciation expense	33,246,582	15,980,661
ab) Depreciation expense due to revaluation	11,743,792	5,351,871
b) Amortization	193,376	13,915
Total	**45,183,750**	**21,346,447**

2. Discount and Provision Expenses for the Period: -

	June 30, 2002 TL Million	June 30, 2001 TL Million
Provision for personnel expenses	9,087,466	4,351,683
Provision for employee termination benefits	7,977,065	7,143,016
Provision for warranty expenses	6,715,598	3,147,529
Provision for finance expenses (including long term loan interest expense accruals)	6,496,972	7,237,702
Provisions for royalty and license agreement expenses	5,385,667	1,849,322
Provisions for sales discounts	4,389,332	69,450
Provision for benefits from third parties and administrative expenses	3,751,037	7,568,186
Provision for purchase cost	3,226,840	1,855,788
Allowance for doubtful receivables	132,812	-
Provisions for discount expenses	54,872	69,454
Others	800,572	62,435
Total	**48,018,233**	**33,354,565**

3. Financial Expenses for the Period :-

June 30, 2002

	Foreign Exchange Losses TL Million	Financial Expenses TL Million	
Capitalized through cost of production	-	-	
Capitalized on fixed assets	29,979,004	593,447	
Expensed in the income statement	24,865,590	7,429,112	
Subtotal	**54,844,594**	**8,022,559**	
Total			**62,867,153**

June 30, 2001

	Foreign Exchange Losses TL Million	Financial Expenses TL Million	
Capitalized through cost of production	-	-	
Capitalized on fixed assets	64,306,438	4,246,796	
Expensed in the income statement	67,014,850	12,261,528	
Subtotal	131,321,288	16,508,324	
Total			**147,829,612**

4. Amount of Financial Expenditures Related to Shareholders, Affiliates, Subsidiaries and Related Parties: -

June 30, 2002

Company		Type of Utilization	Amount TL Million	Terms of Interest	Interest Rate (%)	Percentage in Total (%)
Koçbank	Group Company	Direct	98,209	-	-	100
Toplam			**98,209**			

4. (CONTINUED)

June 30, 2001

Company		Type of Utilization	Amount TL Million	Terms of Interest	Interest Rate (%)	Percentage in Total (%)
Koçbank	Group Company	Direct	69,257	-	-	0.77
Tofaş Oto (*)	Group Company	Direct	8,912,583	-	-	99.23
Total			**8,981,840**			

(*)Transactions with Tofaş Oto is related with the period between Jan1-May 15, 2001.

5. Sales and Purchases with Related Parties:-

a) Sales

	June 30, 2002 TL Million	June 30, 2001 TL Million
Fiat Auto S.p.A.- Export sales	479,995,981	405,129,245
Birmot A.Ş. - Domestic sales(**)	81,976,177	14,724,289
Tofaş Oto - Domestic sales (*)	-	39,596,135
Powertrain Mekanik San. ve Tic. Ltd. Şti.- Service sales	2,356,530	-
Ford Otosan A.Ş.- Material Sales	388,093	88,728
Döktaş Dökümcülük Tic. ve San. A.Ş.- Scrap sales	89,324	11,951
Mako Elektrik Tic. ve San. A.Ş.- Material sales	578	8,254
Tofaş Oto – Sales returns	-	(2,733,947)
Birmot A.Ş. – Sales returns and discounts	(6,358,546)	(4,103,816)
Other related parties – Spare part sales	11,530	1,666
Other related parties – Sales returns	(889)	(425)
Total	**558,458,778**	**452,722,080**

(*)Transactions with Tofaş Oto are related with the period between Jan1-May 15, 2001.
(**) Transactions related with Birmot Oto A.Ş. contain the transactions related with Koç Group Dealers in the period between 01.01.2001 and 30.06.2001.

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.
NOTES TO STATEMENTS OF INCOME
FOR THE PERIOD ENDED JUNE 30, 2002 AND 2001

5. (CONTINUED)

b) Purchases

Domestic Purchases

	June 30, 2002 Million TL		June 30, 2001 Million TL	
	Material	Service	Material	Service
Tofaş Oto Ticaret A.Ş.(*)	-	-	-	820,875
Mako Elektrik Ticaret ve San. A.Ş.	13,263,501	-	7,880,800	-
Döktaş Dökümcülük Ticaret ve San.A.Ş.	1,779,241	-	2,103,542	-
Matay Otom.Yan San. A.Ş.	15,408,298	-	7,749,008	-
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.	5,396,992	-	3,596,336	-
Other	3,736,634	6,738,440	1,347,540	1,411,001
	39,584,666	**6,738,440**	**22,677,226**	**2,231,876**

(*)Transactions with Tofaş Oto are related with the period between Jan1-May 15, 2001.

Foreign Purchases

		June 30, 2002 Foreign Currency (Thousand)			June 30, 2001 Foreign Currency (Thousand)		
		Material	Fixed Asset	Service	Material	Fixed Asset	Service
Fiat Auto S.p.A.	**EURO**	184,134	108	7,715	201,525	48	103
Kofisa Trading S.A.	**DEM**	-	-	-	2,071	-	-
	EURO	1,025	-	77	1,408	-	-
	USD	-	-	100	-	-	-
	ITL				77,600	-	-
Other	**ITL**	-	-	-	923,598	3,258,257	-
	EURO	51	-	831	33	57	-
	USD	57	-	-	6	-	-
Total	**ITL**	**-**	**-**	**-**	**1,001,198**	**3,258,257**	**-**
	USD	**57**	**-**	**100**	**6**	**-**	**-**
	DEM	**-**	**-**	**-**	**2,071**	**-**	**-**
	EURO	**185,210**	**108**	**8,623**	**202,966**	**105**	**103**

6. Total of Interest, Rent and Equivalents Expenses Paid to and Received from Shareholders, Affiliates, Subsidiaries and Related Parties:-

JUNE 30, 2002
INTEREST, RENT AND EQUIVALENTS RECEIVED

Title	Shareholder, Participation, Group	Type	Amount (Million TL)	Percentage In the Total (%)
Matay A.Ş.	Group Company	Spare Part Warehouse Rent	7,907	-
Koratrade MTMC Ltd.	Group Company	Interest on Time Deposits	500,249	10
Koçbank A.Ş.	Group Company	Interest on Time Deposits	2,777,832	54
Koç Fiat Kredi Tüketici Finansmanı A.Ş.	Group Company	Loan Interest	510,823	10
Koç Fiat Kredi Tüketici Finansmanı A.Ş.	Group Company	Office Rent	12,000	-
Powertrain Mak.San. ve Tic.Ltd.Şti.	Group Company	Building Rent	703,798	14
Birmot A.Ş.	Group Company	Building Rent	15,504	-
Birmot A.Ş.	Group Company	Due Date Difference	646,733	12

INTEREST, RENT AND EQUIVALENTS PAID

Title	Shareholder, Participation, Group	Type	Amount (Million TL)	Percentage In the Total (%)
Boss Birleşik Oksijen Sanayi A.Ş.	Group Company	Tank rent	6,067	9
Koç Holding A.Ş.	Shareholder	Hung floor rent	60,000	91

6. (CONTINUED)

JUNE 30, 2001
INTEREST, RENT AND EQUIVALENTS RECEIVED

Title	Shareholder, Participation, Group	Type	Amount (Million TL)	Percentage In the Total (%)
Tofaş Oto Tic. A.Ş.(*)	Group Company	Spare Part Warehouse Rent	75,692	1
Koratrade MTMC Ltd.	Group Company	Interest on Time Deposits	6,364,124	51
Koçbank A.Ş.	Group Company	Interest on Time Deposits	4,761,893	38
Koç Fiat Kredi Tüketici Finansmanı A.Ş. (**)	Group Company	Loan Interest	1,268,295	10

(*) Transactions with Tofaş Oto are related with the period between Jan1-May 15, 2001.
(**) Koç Fiat Kredi Tüketici Finansmanı A.Ş. provides financing services to the final customers in sales realized through the dealers network of the Company. As of June 30, 2002 and 2001 the Company has taken over the payables of Koç Fiat Kredi Tüketici Finansmanı A.Ş. to the dealers to be netted off from the receivables of the Company from the dealers. In 2002 the Company has charged interest amounting to TL 510,823 million (2001 – 1,268,295 milyon TL) to Koç Fiat Tüketici Tüketici Finansmanı A.Ş.

INTEREST, RENT AND EQUIVALENTS PAID

Title	Shareholder, Participation, Group	Type	Amount (Million TL)	Percentage In the Total (%)
Boss Birleşik Oksijen Sanayi A.Ş.	Group Company	Tank rent	2,493	100

Interest paid is as explained in Note 4 to the Income Statements.

7. Salaries and Benefits Provided to Top Management: -

Salaries paid to top management (17 people) amounted to TL 933,623 million (2001 – TL 720,192 million).

8. Depreciation Methods Used and Any Differences Due to the Changes in the Calculation of Depreciation: -

See Balance Sheet Note 11(d).

9. Inventory Costing System and Procedures: -

The method applied to inventory costing is explained in Note 11(b) to the balance sheets.

10. Reasons for Not Performing Full or Partial Physical Stock Takings: -

The stock count takes three days to be completed in order not to prevent the production the physical stock count has not been performed as of June 30 ,2002 and 2001.

11. Product, Scrap or Service Sales that Exceed 20 % of Gross Sales: -

None.

12. Sales Incentives and Subsidies: -

None.

13. Income and Expenses Related to Prior Period and Explanation about the Sources: -

Prior Period Income and Gains

Source	June 30, 2002 TL Million	June 30, 2001 TL Million
Supplier unit price discount	-	14,756
Premium return	1,388	-
Health expense deduction	1,530	-
Other	614	-
	3,532	14,756

Prior Period Expenses and Losses

Source	June 30, 2002 TL Million	June 30, 2001 TL Million
Powertrain by-product price difference	53,178	-
Plastaş labour returns	-	11,167
Mako invoice cancellation	-	5,773
Price difference invoice of Hema TRW	5,787	-
Bemsa labour value	-	5,068
Plastiform labour loss return	6,201	-
Other	7,784	11,374
	72,950	33,382

14. Net Income and Dividends Per Share to be Deployed Separately for Common and Preferred Stocks: -

It has not been calculated since the company's operations ended with loss as of June 30, 2002 and 2001.

15. Changes in the Production Amounts in Each Production Group:-

Changes in the Company's production amounts within the period are as follows:

Model / Series	Measure	June 30, 2002	June 30, 2001	Variance (%)
Bird series	Unit	30	1,490	-98
Palio/Palio SW	Unit	1,499	7,686	-80
Siena	Unit	-	996	-
Albea	Unit	3,333	-	-
Marea	Unit	483	399	21
Brava	Unit	283	2	140
Doblo	Unit	42,688	50,193	-15
Disassembled CKD cars	Unit	3,360	4,080	-18
Total	**Unit**	**51,676**	**64,846**	**-20**

16. Changes in the Sales Amounts in Each Main Sales Group:-

Changes in the Company's sales amounts within the period are as follows:

Model / Series	Measure	June 30, 2002	June 30, 2001	Variance (%)
Bird series	Unit	293	1,363	-79
Tempra/Tipo	Unit	-	1	-
Uno	Unit	-	1	-
Palio/Palio SW	Unit	1,786	7,283	-75
Siena	Unit	44	991	-96
Albea	Unit	3,049	-	-
Marea	Unit	637	751	-15
Brava	Unit	158	310	-49
Bravo	Unit	9	37	-76
Scudo	Unit	69	217	-68
Ducato	Unit	228	342	-33
Doblo	Unit	42,698	49,979	-15
Alfa Romeo	Unit	79	-	-
Disassembled CKD cars	Unit	3,120	4,080	-24
Total	**Unit**	**52,170**	**65,355**	**-20**